UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

The Valspar Corporation

(Name of Issuer)

Common Stock, $0.50 Par Value

(Title of Class of Securities)

920355104

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 920355104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). C. Angus Wurtele

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States of America

Number of	5.	Sole Voting Power	5,915,765
Shares
Beneficially	6.	Shared Voting Power	38,400
Owned by
Each Reporting	7.	Sole Dispositive Power	5,915,765
Person With
	8.	Shared Dispositive Power	38,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,954,165

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person IN

Page 2 of 4 Pages

Item 1.
	(a)	Name of Issuer: The Valspar Corporation

	(b)	Address of Issuer’s Principal Executive Offices: P.O. Box 1461 Minneapolis, MN 55440

Item 2.
	(a)	Name of Person Filing: See Cover Page Item 1

	(b)	Address of Principal Business Office or, if none, Residence: 4900 IDS Center 80 So. 8th Street Minneapolis, MN 55402

	(c)	Citizenship: See Cover Page Item 4

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: See Cover Page

Item 3.		If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.		Ownership.

	(a)	Amount beneficially owned: See Cover Page Item 9

	(b)	Percent of class: See Cover Page Item 11

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Cover Page Item 5
(ii) Shared power to vote or to direct the vote: See Cover Page Item 6
(iii) Sole power to dispose or to direct the disposition of: See Cover Page Item 7
(iv) Shared power to dispose or to direct the disposition of: See Cover Page Item 8

Page 3 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Shares reported include 38,400 shares owned by spouse.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certifications: Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2010
Date

/s/ C. Angus Wurtele
C. Angus Wurtele

Page 4 of 4 Pages